Exhibit 99.1

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

NEW YORK, May 17, 2012 – Thomson Reuters Corporation (TSX / NYSE: TRI), the world’s leading source of intelligent information for businesses and professionals, today announced that it has received approval from the Toronto Stock Exchange (TSX) for the annual renewal of its normal course issuer bid (NCIB).

Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the New York Stock Exchange between May 22, 2012 and May 21, 2013. In accordance with TSX rules, any daily repurchases would be limited to a maximum of 315,657 shares, which represents 25% of the average daily trading volume on the TSX for the six months ended April 30, 2012 (other than pursuant to a block purchase exception). On May 8, 2012, there were 828,646,016 Thomson Reuters common shares outstanding.  Any shares that are repurchased will be cancelled.  Decisions regarding any future repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. Under its NCIB that began on May 13, 2011 and expired on May 12, 2012, Thomson Reuters repurchased 12,372,300 common shares for a total cost of US$372.3 million, representing an average price of US$30.09 per share.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise.  Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs approximately 60,000 people and operates in over 100 countries.  Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI).  For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS
MEDIA Calvin Mitchell Senior Vice President, Corporate Affairs +1 646 223 5285 calvin.mitchell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com